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              May 17, 2022

       Robert Blair
       General Counsel
       VIASAT INC
       6155 El Camino Real
       Carlsbad, California 92009

                                                        Re: VIASAT INC
                                                            Proxy Statement on
Schedule 14A
                                                            Filed February 9,
2022
                                                            File No. 000-21767

       Dear Mr. Blair:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




              Sincerely,


              Division of Corporation Finance

              Office of Manufacturing